SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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February 12, 2021

VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE: The GDL Fund (File Nos.: 333-250213; 811-21969)

Dear Mr. Orlic:

Thank you for your oral comments provided on December 17, 2020 regarding your review of the registration statement on Form N-2 filed on November 19, 2020 (the “Registration Statement”) by The GDL Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement, which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

David Orlic

February 12, 2021

***

General

1.

Please explain the legal basis permitting the Fund to register and offer subscription rights in a shelf registration statement under General Instruction A.2 of Form N-2, in light of the rule and form amendments relating to securities offering reform adopted by the SEC on April 8, 2020. See Securities Offering Reform for Closed-End Investment Companies, Release No. IC-33836 (Apr. 8, 2020).

Since 1998, the staff of the SEC’s Division of Investment Management has permitted closed-end investment companies to conduct shelf offerings on Form N-2 in accordance with Rule 415(a)(l)(x) if such companies’ securities are “qualified to be registered on Form S-3.” See Nuveen Virginia Premium Income Municipal Fund, SEC Staff No-Action Letter (Oct. 6, 2006) (“Nuveen”); Pilgrim America Prime Rate Trust, SEC Staff No-Action Letter (May 1, 1998) (“Pilgrim”). The Fund believes that the analysis regarding whether a closed-end investment company satisfies the transaction requirements of Form S-3, in order to conduct shelf offerings on Form N-2 in accordance with Rule 415(a)(1)(x), remains unchanged under the recent securities offering reform applicable to closed-end funds.

Form N-2, General Instruction A.2 provides that a registrant may elect to file a registration statement on Form N-2 pursuant to this general instruction, including a registration statement used in connection with an offering pursuant to Rule 415(a)(1)(x) under the Securities Act, so long as the registrant meets certain requirements, including the requirement that “the registration statement to be filed pursuant to this General Instruction A.2 relates to a transaction specified in General Instruction I.B. or I.C of Form S-3, as applicable, and meets all of the conditions to the transaction specified in the applicable instruction.”

Form S-3, General Instruction I.B.4 permits the registration on Form S-3 of securities to be offered upon the exercise of outstanding rights granted by the issuer of the securities to be offered, if such rights are granted on a pro rata basis to all existing security holders of the class of securities to which the rights attach. The Fund confirms that any subscription rights granted to a class of the Fund’s common or preferred shares to which the rights attach would be granted on a pro rata basis.

General Instruction I.B.4 also states that Form S-3 is available for registering such securities only if the issuer meets certain information delivery requirements. First, General Instruction I.B.4(b) requires the delivery, within the twelve calendar months immediately before the registration statement is filed, of material containing the information required by Rule 14a-3(b) of the Exchange Act. While Rule 14a-3(b) is not applicable to investment companies registered under the 1940 Act, the Fund includes in its annual reports to shareholders financial information required by Item 24.4 of Form N-2 and Form N-CSR.

David Orlic

February 12, 2021

Second, General Instruction I.B.4(c) requires issuers to have provided, within the twelve calendar months immediately before the registration statement is filed, the information required by Items 401, 402, 403 and 407(c)(3), (d)(4), (d)(5) and (e)(4) of Regulation S-K. In the past 12 calendar months, the Fund has provided to its shareholders, on a timely basis, information required by Items 401, 402, 403 and 407 of Regulation S-K that registered closed-end investment companies are required to disclose under the Exchange Act and the 1940 Act, including in the Fund’s recent proxy statement for its 2020 annual meeting of shareholders and the Fund’s filings on Form N-CSR.

The analysis of a closed-end fund’s eligibility to include rights offerings in its shelf registration statement under the recent securities offering reform applicable to closed-end funds is unchanged from the previous analysis of a closed-end fund’s ability to include such offerings in a shelf registration using the no-action relief granted in Nuveen and Pilgrim, which required the fund to otherwise be eligible under the instructions to Form S-3 to conduct the type of offering it sought to undertake. Likewise, General Instruction A.2. to Form N-2 requires the fund to meet “all of the conditions to the transaction specified in the applicable instruction” to Form S-3 (i.e., here, General Instruction I.B.4.). Closed-end funds have conducted rights offering off of shelf registration statements using the no-action relief granted in Nuveen and Pilgrim for many years and the recent CEF securities offering reform did not change the eligibility criteria for doing so or the analysis with respect thereto. Accordingly, the Fund believes it can use General Instruction A.2. to Form N-2 to register and offer subscription rights.

2.	Please explain how the Fund satisfies the aggregate market value requirement of Instruction 1.B.1 of Form S-3.

Please see Exhibit A for the Fund’s calculation of its aggregate market value as of January 25, 2021.

Summary of Fund Expenses

3.

The fee table for the Fund lists “Total Annual Expenses and Dividends on Preferred Shares” as 3.02% of the net assets attributable to common shares. However, the “Financial Highlights” of the Fund’s semi-annual report filed on Form N-CSRS for the June 30, 2020 reporting period lists the “ratio of operating expenses to average net assets attributable to common shares” as 4.01% for the six months ended June 30, 2020. Please review the calculations in the fee table and explain the factors that account for the difference in the values or revise as necessary.

On March 26, 2020, 1,935,093 Series C Preferred Shares were put back to the Fund. The “ratio of operating expenses to average net assets attributable to common shares” in the Fund’s semi-annual report filed on Form N-CSRS for the June 30, 2020 reporting period included interest expense on 2,624,025 Series C Preferred Shares for January 1, 2020 through March 25, 2020, and 688,932 Series C Preferred

David Orlic

February 12, 2021

Shares for March 26, 2020 through June 30, 2020. The fee table reflects interest expense on the 688,932 Series C Preferred Shares outstanding at June 30, 2020, plus the assumed issuance of $80 million in preferred shares.

Prospectus

4.	Please update the “Independent Registered Public Accounting Firm” section to include information regarding the Fund’s independent registered public accounting firm.

The Fund has made the requested change.

5.	Please update the “Incorporation by Reference” section to include all relevant recent filings and amendments of the Fund.

The Fund has made the requested change.

Exhibits

6.

Please confirm whether there were any substantive changes to the forms of prospectus supplement filed as Exhibits 99(s)(ii) through (s)(vii) of the Registration Statement as compared to the forms of prospectus supplement filed with the Fund’s currently effective registration statement on Form N-2 (file nos. 333-213902 and 811-21969).

The Fund confirms that there were no substantive changes were made to the forms of prospectus supplement filed as Exhibits 99(s)(ii) through (s)(vii) of the Registration Statement.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon
Kenneth E. Burdon

Exhibit A

Calculation Date: January 25, 2021 (17 days before filing date)

Closing Sale Price: $8.82

Outstanding Shares: 14,065,954

Affiliate-Owned Shares (shares owned by trustees and executive officers):

Shareholder	Common Shares Held
Mario J. Gabelli and affiliates	4,777,298
Edward T. Tokar	5,000
James P. Conn	2,000
Michael J. Melarkey	6,977

Total Affiliate-Owned Shares	4,791,275

Total Non-Affiliate Owned Shares: 9,274,679

Market Value of Non-Affiliate Owned Shares: $81,802,668.78